

February 9, 2010

Peter J. Johnson
President and Chief Executive Officer
Eagle Bancorp Montana, Inc.
1400 Prospect Avenue
Helena, MT 59601

  Re: Eagle Bancorp Montana, Inc.
     Amendment No. 1 to Registration Statement on Form S-1
     Filed February 1, 2010
     File No. 333-163790

Dear Mr. Johnson:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Summary

How We Determined the Offering Range..., page 5

1. The lead-in to the first table on page 6 indicates that the table presents a summary of selected pricing ratios for the peer group companies, Eagle Montana (on a pro forma basis) and Eagle Bancorp (on a historical basis). However, the table does not include information about Eagle Bancorp on a historical basis. Please revise.

Proxy Statement/Prospectus

2.   We note your response to prior comment 27. Please include the index to the financial statements in the table of contents. Also, in the EDGAR filing, please include a note indicating that the financial statements can be found on pages F-1 to F-45 of the offering prospectus.

Exhibits

3.   We note your response to prior comment 29. However, it appears that the bonus plan described on pages 84-85 of the offering prospectus has not been filed. Please file the bonus plan with your next amendment or provide us with your basis for exclusion.

4.   We note that certain exhibits and schedules to Exhibit 1.2 are not included. Please refile the form of agency agreement in its entirety with your next amendment.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Attorney Advisor

cc: Lloyd Spencer, Esq.
Nixon Peabody LLP